Exhibit 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
Third Quarter 2010 Corporate Highlights and Financial Results
Company Records Significant Bottom Line Improvement;
Quarterly Domestic Kerastick ® Revenues Increase 15%
Conference call will be held today, November 5th, at 8:30am EDT
WILMINGTON, Mass. — November 5, 2010 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the third quarter ended September 30, 2010.
Third quarter and year-to-date financial highlights:
•	Domestic Kerastick® revenues totaled $6.7 million for the third quarter of 2010, representing a $0.9 million or 15% improvement as compared to the third quarter of 2009. Year-to-date 2010 domestic Kerastick® revenues totaled $21.8 million, representing a $4.7 million or 27% improvement year-over-year.

•	The Company experienced significant bottom line improvement on a GAAP basis for both the third quarter of 2010 and on a year-to-date basis.
o	The Company reached break-even on a GAAP basis for the third quarter of 2010, representing a $0.4 million improvement year-over-year.

o	The Company’s GAAP net loss on a year-to-date basis for 2010 was ($0.2) million, representing a $2.7 million improvement year-over-year.
•	The Company generated net income on a non-GAAP basis for both the third quarter of 2010 and on a year-to-date basis.
o	Non-GAAP net income for the third quarter of 2010 was $0.6 million, representing a $0.8 million improvement year-over-year.

o	Non-GAAP net income on a year-to-date basis for 2010 was $1.2 million, representing a $3.1 million year-over-year improvement.

Management Comments:
“We are pleased with the significant improvements we continue to achieve in our financial results,” stated Robert Doman, President and CEO. “Despite the typical seasonality that we experience in the third quarter of each year, and the absence of the positive impact that a price increase announcement had on our prior year quarterly volume, we were able to grow our domestic Kerastick® revenue and generate profitability during the third quarter of 2010.”
“In each of the last four reporting quarters, the Company has been cash flow positive and/or profitable, generating cumulative positive cash flow and non-GAAP profitability of $2.0 million and $2.1 million, respectively,” continued Doman.
“We have demonstrated our ability to achieve profitability and generate positive cash flow over a rolling twelve month period. As we exit the third quarter, we remain focused on achieving our goals of becoming both cash flow positive and profitable for the full calendar year 2010,” concluded Doman.
Third Quarter 2010 Financial Results:
Total product revenues were $8.0 million in the third quarter of 2010, an increase of $1.1 million or 16% from $6.9 million in the third quarter of 2009. PDT revenues totaled $7.8 million, an increase of $1.1 million or 17% from $6.7 million for the comparable 2009 period. The increase in PDT revenues was attributable to a $1.3 million increase in Kerastick® revenues which was partially offset by a $0.2 million decrease in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 12% increase in our average selling price, as well as, the acceleration of the recognition of $0.6 million in deferred revenues and milestone payments associated with the termination of our Marketing, Distribution and Supply Agreement with Stiefel Laboratories, Inc. for Latin America. Kerastick® sales volumes increased slightly to 53,724 units sold in the third quarter of 2010 from 53,622 units sold in the comparable 2009 period. Domestic Kerastick® sales volumes increased by 2,742 units or 6% and were offset by a 2,640 unit decrease in our international sales volumes. BLU-U® revenues totaled $0.3 million, down $0.2 million year-over-year. There were 39 units sold during the third quarter, as compared to the 59 units sold in the comparable prior year quarter. Non-PDT revenues were relatively flat year-over-year at $0.2 million.
DUSA reached break-even on a GAAP basis for the third quarter of 2010, compared to a net loss of ($0.4) million or ($0.02) per common share in the third quarter of 2009.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and nine-month periods ended September 30, 2010 and 2009, respectively.
DUSA’s non-GAAP net income for the third quarter of 2010 was $0.6 million or $0.02 per common share, compared to a net loss of ($0.2) million or ($0.01) per common share in the prior year period. The improvement in the Company’s profitability was the result of the year-over-year increase in our PDT revenues and the recognition of $0.5 million in income from operations related to the termination of the Stiefel Agreement, both of which were partially offset by an increase in our operating costs.

Year-to-Date 2010 Financial Results:
Total product revenues for the nine-month period ended September 30, 2010 were $25.4 million, an increase of $4.4 million or 21% from $21.0 million in the comparable prior year period. PDT revenues totaled $24.5 million, an increase of $4.7 million or 24% from $19.8 million for the comparable 2009 period. The increase in PDT revenues was attributable to a $5.1 million increase in Kerastick® revenues which was partially offset by a $0.4 million decrease in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 14% increase in volume, a 9% increase in average selling price; as well as, the acceleration of the recognition of $0.6 million in deferred revenues and milestone payments associated with the termination of our Marketing, Distribution and Supply Agreement with Stiefel Laboratories, Inc. for Latin America. Kerastick® sales volumes increased to 176,924 units in 2010 from 155,384 units sold in 2009. Domestic Kerastick® sales volumes increased by 27,384 units or 19% and were partially offset by a 5,844 decrease in our international sales volumes. The BLU-U® revenue decline was as result of a both lower sales volumes and a lower average selling price. There were 179 units sold during the first nine months of 2010, as compared to the 198 units sold in the comparable prior year period. The average selling price in 2010 is reflective of lower pricing offered to customers in advance of the introduction of the upgraded BLU-U® design which became available in April 2010. Non-PDT revenues totaled $0.9 million down $0.3 million from the prior year period due to the absence of Nicomide® royalties from River’s Edge Pharmaceuticals, LLC.
DUSA’s net loss on a GAAP basis for the nine-month period ended September 30, 2010 was ($0.2) million or ($0.01) per common share, compared to a net loss of ($2.9) million or ($0.12) per common share in 2009.
DUSA’s non-GAAP net income for the nine-month period ended September 30, 2010 was $1.2 million or $0.05 per common share in 2010, compared to a net loss of ($1.9) million or ($0.08) per common share in 2009. The improvement in the Company’s non-GAAP profitability was the result of the year-over-year increase in our PDT revenues and the recognition of $0.5 million in income from operations related to the termination of the Stiefel Agreement, both of which were partially offset by an increase in our operating costs.
As of September 30, 2010, total cash, cash equivalents, and marketable securities were $17.0 million, compared to $16.7 million at December 31, 2009. The Company generated $0.3 million in positive cash flow during the first nine months of 2010.
Other Updates:
•	On August 6, 2010, the Company reported that it had been notified by the U.S. Food and Drug Administration (FDA) that it had not been granted Orphan Drug Designation for the use of Levulan® (aminolevulinic acid HCl) Photodynamic Therapy (PDT) for the prevention of cutaneous squamous cell carcinomas (SCCs) in patients who have a proven history of multiple localized cutaneous SCCs over a 12 month period. The FDA acknowledged that cutaneous SCC is a serious problem in patients at high risk for developing SCCs, such as solid organ transplant recipients (SOTRs), and that aminolevulinic acid would be a potential preventative therapy in these patients. However, the FDA also stated that it believes there are other factors which place patients at high risk of developing SCCs that should be included in determining the target population which FDA determined would then exceed the maximum population permitted by orphan drug laws. As a result, the Company plans to close out its SOTR pilot clinical trial program for this indication.

•	On September 30, 2010, the Company terminated its Marketing, Distribution and Supply Agreement with Stiefel Laboratories, Inc. for Latin America. The termination of the agreement accelerated the recognition of deferred revenues for drug shipments made; as well as, the remaining unamortized balance of milestone payments received. This event caused the recognition of $0.5 million in income from operations, which was recorded during the third quarter of 2010.

•	On October 26, 2010, the Company announced that it had been named to Deloitte’s 2010 Technology Fast 500 list. For the third consecutive year, Deloitte recognized DUSA as one of the Top 500 fastest growing technology, media, telecommunications, life sciences, and clean technology companies in North America. Rankings are based on percentage of fiscal year revenue growth during the period 2005-2009.

Conference Call Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call today:
Friday, November 5th — 8:30 am EDT
If calling from North America use the following toll-free number:
800-647-4314
International callers use:
502-719-4466
Password — DUSA
A recorded replay of the call will be available approximately 15 minutes following the call.
North American callers use:
877-863-0350
International callers use:
858-244-1268
The call will be accessible on our web site approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three and nine-month periods were comprised of the following:

	Three-months ended September 30,		Nine-months ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$6,663,000	$5,790,000	$21,780,000	$17,096,000
Canada	153,000	162,000	379,000	404,000
Korea	109,000	201,000	322,000	498,000
Latin America	602,000	78,000	778,000	226,000
Rest-of-world	15,000	13,000	57,000	35,000

Subtotal Kerastick® Product Revenues	7,542,000	6,244,000	23,316,000	18,259,000
BLU-U® Product Revenues:
United States	295,000	456,000	1,223,000	1,577,000
Canada	—	—	5,000	—

Subtotal BLU-U® Product Revenues	295,000	456,000	1,228,000	1,577,000
Total PDT Drug & Device Product Revenues	7,837,000	6,700,000	24,544,000	19,836,000
Total Non-PDT Product Revenues	179,000	230,000	886,000	1,198,000

TOTAL PRODUCT REVENUES	$8,016,000	$6,930,000	$25,430,000	$21,034,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2010	2009
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,184,261	$7,613,378
Marketable securities	10,796,735	9,055,959
Accounts receivable, net	2,451,709	2,629,189
Inventory	2,269,605	2,170,275
Prepaid and other current assets	935,815	1,561,467

TOTAL CURRENT ASSETS	22,638,125	23,030,268
Restricted cash	174,587	174,255
Property, plant and equipment, net	1,494,630	1,660,755
Deferred charges and other assets	68,099	68,099

TOTAL ASSETS	$24,375,441	$24,933,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$675,870	$630,144
Accrued compensation	1,029,035	1,260,609
Other accrued expenses	2,128,985	2,456,612
Deferred revenue	475,034	902,597

TOTAL CURRENT LIABILITIES	4,308,924	5,249,962
Deferred revenues	2,255,650	2,906,020
Warrant liability	1,299,869	812,905
Other liabilities	80,015	123,016

TOTAL LIABILITIES	7,944,458	9,091,903

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,221,715 and 24,108,908 shares of common stock, no par, at September 30, 2010 and December 31, 2009, respectively	151,801,550	151,683,399
Additional paid-in capital	9,077,912	8,291,805
Accumulated deficit	(144,562,682)	(144,359,217)
Accumulated other comprehensive loss	114,203	225,487

TOTAL SHAREHOLDERS’ EQUITY	16,430,983	15,841,474

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,375,441	$24,933,377

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended September 30,		Nine-months ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$8,015,546	$6,930,110	$25,430,363	$21,033,920
Cost of product revenues and royalties	1,627,782	1,594,692	5,228,075	4,973,782

Gross margin	6,387,764	5,335,418	20,202,288	16,060,138
Operating costs:
Research and development	1,283,771	963,245	3,643,849	3,225,049
Marketing and sales	2,792,780	3,013,351	9,544,564	9,460,766
General and administrative	2,208,898	1,877,928	6,919,128	6,360,325
Settlements, net	—	—	—	75,000

Total operating costs	6,285,449	5,854,524	20,107,541	19,121,140

Income/(loss) from operations	102,315	(519,106)	94,747	(3,061,002)

Other income:
Gain/(loss) on change in fair value of warrants	(130,674)	24,051	(486,964)	(37,679)
Other income, net	61,183	79,815	188,752	223,801

Net income/(loss)	$32,824	$(415,240)	$(203,465)	$(2,874,880)

Basic and diluted net income/(loss) per common share	$0.00	$(0.02)	$(0.01)	$(0.12)
Weighted average number of basic common shares	24,209,215	24,108,908	24,173,399	24,099,786

Weighted average number of diluted common shares	24,658,844	24,108,908	24,173,399	24,099,786

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended September 30,		Nine-months ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income/(loss)	$32,824	$(415,240)	$(203,465)	$(2,874,880)
Stock-based compensation (a)	432,723	207,178	920,756	631,770
Consideration to former Sirius shareholders (b)	4,500	5,000	13,500	310,000
Change in fair value of warrants (c)	130,674	(24,051)	486,964	37,679

Non-GAAP adjusted net income/(loss)	$600,721	$(227,113)	$1,217,755	$(1,895,431)

Non-GAAP basic and diluted net income/(loss) per common share	$0.02	$(0.01)	$0.05	$(0.08)

Weighted average number of basic common shares	24,209,215	24,108,908	24,173,399	24,099,786

Weighted average number of diluted common shares	24,658,844	24,108,908	24,596,729	24,099,786

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Consideration for the release, consent and the third amendment to the merger agreement between DUSA and the former Sirius shareholders. $100K was paid in the second quarter of 2009, with an additional $250K being accrued through the fourth quarter of 2011.

(c)	Non-cash gain/loss on change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform, and other dermatology products. Levulan® Kerastick® for topical solution plus DUSA’s BLU-U® blue light photodynamic therapy illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is based in Wilmington, Mass. Please visit our website at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to the continuing improvement in financial results, 2010 financial goals of positive cash flow and profitability, plans for the SOTR study and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2009.
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